Exhibit 99.1

Bona Film Group Secures Strategic Investment From News Corporation

Global Media Company to Purchase Minority Stake

BEIJING — May 14, 2012 — Bona Film Group Limited (NASDAQ: BONA), a leading film distributor and vertically integrated film company in China, today announced that the Company has secured a strategic investment from News Corporation.

Under the investment agreement, News Corporation will acquire a 19.9% equity stake in Bona directly from the Company’s Founder, Chairman and CEO, Mr. Dong Yu.

Mr. Yu has entered into separate agreements to acquire 1,000,000 Bona ordinary shares from SIG China Investments One, Ltd., 1,000,000 Bona ordinary shares from Matrix Partners China Funds and 1,500,000 Bona ordinary shares from the Sequoia Funds, at an average price of $11.40 per share, or $5.70 per American Depositary Share.

“We are thrilled to receive this strategic investment from News Corporation,” said Dong Yu, Founder, Chairman and CEO of Bona Film Group Limited. “As one of the leading film distributors in China, we are committed to bringing the best quality Chinese films to broad audiences around the world. News Corporation’s extensive global reach, investment and distribution will help accelerate our strategy to expand our global footprint.

“Since our IPO in 2010, we have developed our business significantly and we believe now is the time to diversify our ownership structure by introducing select strategic investors. This is an exciting period of growth for China’s film industry, and we look forward to exploring the international commercial opportunities for Chinese films with our new partner,” Mr. Yu concluded.

“One of Bona’s unique advantages is its vertically-integrated business model, which differentiates the Company from other film distributors in China,” said Dr. Jack Gao, SVP, News Corporation & CEO, News Corporation China Investments. “China’s film market is growing at a rapid pace, positioning the country to be the second largest film market following the United States, and Bona’s market leadership, compelling value proposition and tremendous growth potential make this an attractive opportunity for News Corporation.”

Following the close of these transactions, Mr. Yu’s ownership will be reduced to 8,210,803 ordinary shares (not including options to purchase 545,615 ordinary shares), representing approximately 27.0% of the Company’s ordinary shares outstanding. These transactions are expected to close in the next 15 days and are subject to customary closing conditions.

About Bona Film Group Limited

Bona Film Group Limited (NASDAQ: BONA) is a leading film distributor in China, with an integrated business model encompassing film distribution, film production, film exhibition and talent representation. Bona distributes films to Greater China, Korea, Southeast Asia, the United States and Europe, invests and produces movies in a variety of genres, owns and operates 13 movie theaters and manages a range of talented and popular Chinese artists.

For more information about Bona, please visit http://www.bonafilm.cn.

To be added to Bona’s email list to receive Company news, please send your request to bona@tpg-ir.com.

Forward Looking Statements

This news release may contain certain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. All statements other than statements of historical fact in this press release are forward-looking statements and involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These forward-looking statements are based on management’s current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates, but involve a number of unknown risks and uncertainties, Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and actual results may differ materially from the anticipated results. You are urged to consider these factors carefully in evaluating the forward-looking statements contained herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by these cautionary statements.

Contact Us

In China:

Ms. Lei Wang

Bona Film Group Limited

Tel: +86 10-5928-3663-264

ir@bonafilm.cn

Wendy Sun

The Piacente Group, Inc.

Investor Relations

Tel: +86 10-6590-7991

bona@tpg-ir.com

Jannie Poon

News Corporation

+852 26218619

JPoon@newscorp.com

In the U.S.:

The Piacente Group, Inc.
Investor Relations
Brandi Floberg or Lee Roth
Tel: (212) 481-2050
bona@tpg-ir.com

Dan Berger

News Corporation

(310) 369-1274

dberger@newscorp.com

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